BP 3/1

10028395

UNITED STATES
TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
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# IUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-65393 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **1/01/09** (MM/DD/YY) AND ENDING **12/31/09** (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Lane, Berry & Co. International, LLC**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**225 Franklin St., Suite 2200**
(No. and Street)

**Boston** (City) **Massachusetts** (State) **02110** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Richard B. Franz, II** **727-567-1000**
(Area Code - Telephone Number)

SEC Mail Processing Section
MAR 01 2010
Washington, DC
107

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**KPMG, LLP**
(Name - *if individual, state last, first, middle name*)

**100 North Tampa Street Suite 1700 Tampa Florida 33602**
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



BB 3/10

# OATH OR AFFIRMATION

I, Richard B. Franz, II, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lane, Berry & Co. International, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public State of Florida
Kelley Cole
My Commission DD718732
Expires 09/24/2011

Kelley Cole
Notary Public

Richard B. Franz II
Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

LANE, BERRY & CO. INTERNATIONAL, LLC
(a wholly-owned subsidiary of Raymond James Financial, Inc.)

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2009

SUMMARY OF CONTENTS

**KPMG LLP**
Suite 1700
100 North Tampa Street
Tampa, FL 33602

# Report of Independent Registered Public Accounting Firm

The Member
Lane, Berry & Co. International, LLC:

We have audited the accompanying statement of financial condition of Lane, Berry & Co. International, LLC (a wholly-owned subsidiary of Raymond James Financial, Inc.) (the Company) as of December 31, 2009, and the related statements of operations, changes of member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lane, Berry & Co. International, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 26, 2010
Certified Public Accountants

LANE, BERRY & CO. INTERNATIONAL, LLC
(a wholly-owned subsidiary of Raymond James Financial, Inc.)

STATEMENT OF FINANCIAL CONDITION
December 31, 2009

| | |
|---|---|
| **Assets** | |
| Cash | $ 149,000 |
| Total Assets | $ 149,000 |
| **Liabilities and Member's Equity** | |
| Accrued Expenses | $ 33,000 |
| Total Liabilities | 33,000 |
| Member's Equity | 116,000 |
| Total Liabilities and Member's Equity | $ 149,000 |

See Accompanying Notes to Financial Statements.

LANE, BERRY & CO. INTERNATIONAL, LLC
(a wholly-owned subsidiary of Raymond James Financial, Inc.)

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2009

| | |
|---|---|
| **Revenues:** | |
| Investment Banking | $ 831,859 |
| Interest | 1,949 |
| Total Revenues | 833,808 |
| **Expenses:** | |
| Compensation and Benefits | 1,750,244 |
| Occupancy and Equipment | 1,123,048 |
| Business Promotion | 243,557 |
| Communications and Information Processing | 255,564 |
| Professional Fees | 96,079 |
| Other Expenses | 81,129 |
| Total Expenses | 3,549,621 |
| Net Loss | $ (2,715,813) |

See Accompanying Notes to Financial Statements.

LANE, BERRY & CO. INTERNATIONAL, LLC
(a wholly-owned subsidiary of Raymond James Financial, Inc.)

STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2009

| | | |
|---|---|---|
| Balance at December 31, 2008 | $ | 4,802,538 |
| Distributions to Members | | (2,180,609) |
| Capital Contributions by Members | | 209,884 |
| Net Loss | | (2,715,813) |
| Balance at December 31, 2009 | $ | 116,000 |

See Accompanying Notes to Financial Statements.

LANE, BERRY & CO. INTERNATIONAL, LLC
(a wholly-owned subsidiary of Raymond James Financial, Inc.)

# STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2009

| | |
|---|---|
| **Cash Flows from Operating Activities:** | |
| Net Loss | $ (2,715,813) |
| Adjustments to Reconcile Net Loss to | |
| Net Cash Used in Operating Activities: | |
| Depreciation | 87,006 |
| Revenue from Account Receivable assigned to Former Member | (500,000) |
| Loss on Abandonment of Leasehold Improvements | 361,846 |
| Decrease in Operating Assets: | |
| Accounts Receivable | 302,728 |
| Prepaid Expenses | 34,797 |
| Decrease in Operating Liabilities: | |
| Accounts Payable | (83,537) |
| Accrued Expenses | (157,000) |
| Net Cash Used in Operating Activities | (2,669,973) |
| **Cash Flows from Financing Activities:** | |
| Distributions to Members | (1,360,371) |
| Capital contributions from Members | 209,884 |
| Net Cash Used in Financing Activities | (1,150,487) |
| Net Decrease in Cash | (3,820,460) |
| Cash at Beginning of Year | 3,969,460 |
| Cash at End of Year | $ 149,000 |
| Supplementary disclosure of Non-Cash Financing Activities: | |
| Distribution of Property and Equipment to Acquiring Member | $ 266,800 |
| Distribution of Securities owned, not readily marketable, to Former Member | $ 53,438 |
| Distribution of Account Receivable to Former Member | $ 500,000 |

See Accompanying Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS

## NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS:

Lane, Berry & Co. International, LLC (the "Company") was organized under the laws of the Commonwealth of Massachusetts on December 17, 2001. Under this form of organization, the member's liability for the debts of the Company is limited. The Company was a wholly owned subsidiary of Lane Berry Holdings, LLC (the "Former Member") through May 21, 2009. On May 22, 2009, the Company was acquired by Raymond James Financial, Inc. ("RJF" or the "Acquiring Member"). The Company, a broker-dealer registered with the Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC"). The Company does not carry customer accounts and is accordingly exempt from the Act's Rule 15c3-3 (the Customer Protection Rule) pursuant to provision k(2)(i) of that rule.

As a result of RJF's acquisition of the Company, RJF integrated the Company's business operations into its prior existing broker-dealer subsidiary operations. Other than wind-down activities, the Company has essentially ceased all of its operations as of May 22, 2009. Accordingly, the Company has no employees as of December 31, 2009. Once all the wind-down activities have been completed, RJF intends to liquidate the Company.

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

### Basis of Presentation

The financial statements are prepared in conformity with U.S. generally accepted accounting principles, the more significant of which are summarized below.

### Management Estimates and Assumptions

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and could have a material impact on the financial statements.

### Securities Owned, Not Readily Marketable

Securities owned, not readily marketable are valued at fair value as determined by management. The Company applies the "Fair Value Measurement" provisions of GAAP in order to make its determinations of fair value.

### Property and Equipment

Property, building and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization of assets are provided using the straight line method for financial reporting purposes over the estimated useful lives of the assets, which is 3 years for computer hardware and software, 5 years for furniture and fixtures and the term of the lease for leasehold improvements.

### Interest Income

Interest income is recorded on an accrual basis when earned. Interest Income consists primarily of interest from cash and cash equivalents.

### Investment Banking Revenues

Revenues consist of retainer and success fees from financial advisory and transaction execution services on matters relating to mergers, acquisitions, debt and equity financings, debt restructurings and other corporate governance issues. Retainer fees are recognized upon the execution of, and in accordance with, the terms of the engagement contracts. Success fees are recognized

when the underlying transaction is completed under the terms of such engagements. As discussed previously, the Company ceased generating such revenues upon its acquisition by RJF.

The Company's clients reimburse certain expenses incurred by the Company in the conduct of financial advisory engagements. Business promotion expenses are reported net of such client reimbursements.

Income Taxes

Prior to its acquisition by RJF, the Company was considered a partnership for U.S. federal and state income tax purposes and taxable income or loss through the date of acquisition by RJF is reportable by the Former Member on its consolidated income tax return. Accordingly, no provision or benefit from income taxes has been included in these financial statements for the period January 1, 2009 through May 21, 2009.

As of its acquisition on May 22, 2009, the Company is a single member limited liability company which has not elected to be treated as a corporation for tax purposes and therefore has a disregarded entity tax status. As a disregarded entity for tax purposes, the results of its operations for the period May 22, 2009 through December 31, 2009 are included in RJF's U. S. federal and state tax returns. In accordance with GAAP, on a pro forma basis, the Company computes income taxes on a separate company basis, pursuant to which it is required to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and tax bases of its assets and liabilities as well as for uncertainties. Decisions as to the final tax treatment will be made by RJF and recorded in RJF's financial statements. A valuation allowance is established for any portion of its deferred tax asset for which a tax benefit is not expected to be realized.

NOTE 3 - RELATED PARTY TRANSACTIONS:

As of May 22, 2009, the Company held a $500,000 receivable from one of its clients (the "Special Receivable") for which the Company initiated legal action to collect. As part of the terms of the sale of the Company to RJF, the Former Member and RJF agreed that any monies the Company receives from the client arising from the Special Receivable will be paid to the Former Member, and any costs the Company incurs to collect such Special Receivable will be borne by the Former Member. As a result of these agreements, the Company considers the Special Receivable to have been effectively assigned to the Former Members as of the effective date of the sale of the Company to RJF.

Securities owned, not readily marketable, in the amount of $53,438, were distributed to the Former Member as part of the terms sale of the Company to RJF.

The Former Member maintained the lease obligations for office space and allocated its lease payment obligations to the Company on a pro-rata basis. Lease payments incurred for 2009 were $541,801. As part of the terms of the sale of the Company to RJF, the lease obligations to the Former Member were terminated May 21, 2009 and RJF paid a $139,552 early termination penalty to the Former Member.

The Former Member had an Expense Sharing Agreement with the Company to facilitate the equitable allocation of shared expenses on a pro-rata basis. As part of the terms of the sale of the Company to RJF, the Expense Sharing Agreement was terminated as of May 21, 2009.

All property and equipment was distributed to RJF at amounts equal to their book value as of the date of RJF's purchase of the Company. All of the Company's leasehold improvements were abandoned in place as a result of RJF's purchase of the Company and the termination of the office space lease discussed above. The book value of the leasehold improvements of $361,846 was expensed and is included in Occupancy and Equipment expense on the Statement of Operations.

NOTE 4 – RETIREMENT PLAN:

At one time, the Company sponsored a 401(k) plan, which covered substantially all of its employees. Under the terms of such plan, the Company's contribution was discretionary. No such contributions were made in 2009 and as part of the terms of the sale of the Company to RJF, the plan was terminated effective May 21, 2009.

NOTE 5 – INCOME TAXES:

Prior to its acquisition by RJF on May 22, 2009, the Company was considered a partnership for U.S. federal and state income tax purposes and taxable income or loss is reportable by the Former Members on its consolidated income tax return. Accordingly, no provision or benefit from income taxes has been included in these financial statements for the period January 1, 2009 through May 21, 2009.

As of its acquisition by RJF on May 22, 2009 through December 31, 2009, the Company is treated as a disregarded entity for U.S. federal and state income tax purposes and the results of its operations are included in RJF's U.S. federal and state income tax returns. During this period, RJF has not allocated to the Company its share of income tax expense/benefit as it is disregarded for U.S. tax purposes.

The analysis of uncertain tax positions is the responsibility of RJF. RJF's policy is to establish reserves or not to recognize tax benefits for uncertain tax positions that are less than more likely than not to be realized.

If the Company had been a separate taxable entity subject to the same tax rules as its parent, the Company would have reported no current tax expense or benefit on its Statement of Operations for the period May 22, 2009 through December 31, 2009. The Company would have recorded a deferred tax asset at December 31, 2009 resulting from gross tax effected net operating loss carryforwards for federal and state income tax purposes of $13,000, which would be available to reduce future taxes, if any. A valuation allowance for the period May 22, 2009 through December 31, 2009 would have been recorded for the net operating losses generated from the Company's Federal and state income tax filings and management's belief that, based on the Company's historical operating income, projection of future taxable income, scheduled reversal of taxable temporary differences, and tax planning strategies, it is more likely than not that the loss carryforwards would expire unutilized.

NOTE 6 – EQUITY GRANTS:

The Former Member granted Class B and Class B-1 Common Non-Voting Units to the Company employees during the period 2005 to 2007. Future service requirements were accelerated as part of the sale of the Company to RJF. Compensation expense associated with the grants was $58,884 for 2009 and is included in Compensation and Benefits expense on the Statement of Operations.

NOTE 7 –FAIR VALUE OF SECURITIES OWNED, NOT READILY MARKETABLE:

The Company determines the fair value of assets and liabilities measured at fair value on a recurring basis in accordance with GAAP. The assets and liabilities held by the Company which were subject to fair value determination at any time during the year ended December 31, 2009 included only the Securities Owned, Not Readily Marketable. These securities were considered valued with Level 3 inputs within the fair value hierarchy as of December 31, 2008. As Level 3 inputs, the $53,438 value of these financial instruments at December 31, 2008 was based upon unobservable inputs for the asset that rely on management's own assumptions about the assumptions that market participants would use in pricing the asset.

As more fully discussed in Note 3 herein, the Securities Owned, Not Readily Marketable were distributed to the Former Member during 2009. There was no gain or loss recognized in the Statement of Operations for the year ended December 31, 2009 associated with these financial instruments.

NOTE 8 - NET CAPITAL REQUIREMENTS:

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchange Act of 1934. The Company, as a non-clearing member of FINRA is also subject to the rules of FINRA, whose requirements are substantially the same. Rule 15c3-1 requires the maintenance of minimum net capital which is the greater of $100,000 or 6 2/3% of total aggregate indebtedness and requires that the amount of indebtedness to net capital shall not exceed 15 to 1. At December 31, 2009, the Company had no aggregate indebtedness and therefore the minimum net capital of $100,000 applies.

| | December 31, 2009 |
|---|---|
| Net Capital | $ 116,000 |
| Less: Required Net Capital | (100,000) |
| Excess Net Capital | $ 16,000 |

NOTE 9 – SUBSEQUENT EVENTS:

The Company has evaluated whether events or transactions have occurred after December 31, 2009 that would require recognition or disclosure in these financial statements through February 26, 2010, which is the date of issuance of these financial statements.

LANE, BERRY & CO. INTERNATIONAL, LLC
(a wholly-owned subsidiary of Raymond James Financial, Inc.)

## COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-1
December 31, 2009

| | | |
|---|---|---|
| Member's Equity | $ | 116,000 |
| Net Capital | | 116,000 |
| Minimum Net Capital: | | |
| The Greater of $100,000 or 6 2/3% of Aggregate Indebtedness | | 100,000 |
| Excess Net Capital | $ | 16,000 |

No material differences exist between the above computation included in Lane Berry's corresponding unaudited Form X-17A-5 Part IIA filing as of December 31, 2009, as amended and filed on February 24, 2010.
See Accompanying Report of Independent Registered Public Accounting Firm.

LANE, BERRY & CO. INTERNATIONAL, LLC
(a wholly-owned subsidiary of Raymond James Financial, Inc.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
December 31, 2009

The Company is exempt from customer reserve requirements and providing information relating to the possession or control of securities pursuant to Rule 15c3-3 of the Securities and Exchange Act of 1934. The Company meets the exemptive provisions of paragraph (k)(2)(i) of the rule.

No material differences exist between the above computation included in Lane Berry's corresponding unaudited Form X-17A-5 Part IIA filing as of December 31, 2009, as amended and filed on February 24, 2010.
See Accompanying Report of Independent Registered Public Accounting Firm.

KPMG

**KPMG LLP**
Suite 1700
100 North Tampa Street
Tampa, FL 33602

**Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5**

The Member
Lane, Berry & Co. International, LLC:

In planning and performing our audit of the financial statements of Lane, Berry & Co. International, LLC (a wholly-owned subsidiary of Raymond James Financial, Inc.) (the Company), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG



A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 26, 2010
Certified Public Accountants

LANE, BERRY & CO. INTERNATIONAL, LLC
(a wholly-owned subsidiary of Raymond James Financial, Inc.)

TRANSITIONAL ASSESSMENT RECONCILIATION (FORM SIPC – 7T) TO THE SECURITIES INVESTOR PROTECTION CORPORATION

FOR THE PERIOD APRIL 1, 2009 TO DECEMBER 31, 2009

SUMMARY OF CONTENTS

KPMG

**KPMG LLP**
Suite 1700
100 North Tampa Street
Tampa, FL 33602

**Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures**

The Member
Lane, Berry & Co. International, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation (Form SIPC-7T)) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Lane, Berry & Co. International, LLC (the Company), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences; and

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

KPMG



This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 26, 2010
Certified Public Accountants

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300
**Transitional Assessment Reconciliation**

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

WORKING COPY

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

065393 FINRA DEC 9*9
LANE BERRY & CO INTERNATIONAL LLC
125 HIGH ST STE 2500
BOSTON MA 02110-2773

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Terry Flass 727-567-4170

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 150

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) ( 150 )
1-9 ck# 10680
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 0

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 0

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 0

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Lane Berry & Co International LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 19th day of Feb , 2010 .

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

## DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Dec 31, 20 09
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 25,711

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ 25,711

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $ 0

2e. General Assessment @ .0025 $ 0

(to page 1 but not less than $150 minimum)